PNC Investments LLC and Subsidiary

Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
Consolidated Statement of Financial Condition as of
December 31, 2016

PNC Investments LLC and Subsidiary
Index
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
PNC Investments LLC and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC and Subsidiary (the "Company") as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Investments LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2016

(in thousands of dollars)

Assets

Cash and cash equivalents	$155,891
Deposits with clearing organizations	3,050
Receivables from brokers, dealers and others	11,894
Receivables from mutual funds	3,094
Property and equipment at cost, net of accumulated depreciation	12,884
Deferred tax asset	15,735
Income tax receivable	1,076
Prepaid expense and other assets	5,751
Total Assets	**$ 209,375**

Liabilities and Member's Equity

Liabilities

Accrued salary and benefits	$58,742
Deferred conversion and business development credits	4,664
Payable to affiliates	2,827
Other liabilities	2,887
Total Liabilities	**69,120**
Member's equity	**140,255**
Total Liabilities and Member's Equity	**$ 209,375**

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

PNC Investments LLC and Subsidary (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNC Investments LLC is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). PNC Investments LLC is engaged in the retail sale of mutual and exchange traded funds, annuities, insurance, stocks, bonds, stock options, and other investment products. It also provides several managed account investment programs. The statement reflect the consolidated position of the Company, which includes PNC Insurance Services LLC (PNCIS), a wholly owned subsidiary of PNC Investments LLC. PNCIS engages in the retail sale of fixed annuities, life insurance, and other insurance products. At December 31, 2016 PNCIS had total assets of $16.1 million, total liabilities of $0.2 million and member's equity of $15.9 million.

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents, which includes money market funds, are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Deposits With Clearing Organizations
Deposits with clearing organizations represents cash held at clearing firms as required by the clearing agreements. These deposits cannot be used in the ordinary operations of the business.

Depreciation and Amortization
Property and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

	Estimated Useful Lives
Asset	
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of specific assets and liabilities and are measured using current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing agreement with PNC. Under this agreement, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state tax liabilities on behalf of the Company; therefore, any state tax expense/benefit is immediately settled and accounted for as a capital adjustment.

3. Regulatory Requirements

As a registered broker-dealer and investment advisor, PNC Investments LLC operates in a highly regulated environment and is subject to federal and state laws, SEC rules, and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, PNC Investments LLC is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of PNC Investments LLC and to impose sanctions for noncompliance. As a registered broker/dealer, PNC Investments LLC is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. PNC Investments LLC computes net capital under the alternative method permitted by the Rule. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2016, the Company had net capital of approximately $80.1 million, excluding PNCIS, which was approximately $79.9 million in excess of its required net capital.

Additionally, PNC Investments LLC claims the exempted provision of SEC Rule 15c3-3(k)(2)(ii) since it does not hold customer funds or safekeep customer securities. PNC Investments LLC introduces and clears its customers' transactions through a third-party on a fully-disclosed basis. See note 9 for details.

4. **Income Taxes**

    Significant components of the Company's net deferred tax asset as of December 31, 2016, are as follows:

    (in thousands of dollars)

Employee benefits	$13,125
Compensation	2,336
Fixed assets and software	(2,568)
Intangibles	2,912
Other	(70)
Net deferred tax asset	$15,735

    Examinations were completed for PNC's consolidated federal income tax returns for 2011 through 2013 and were settled with the Internal Revenue Service (IRS). The IRS is currently examining PNC's consolidated federal income tax returns for 2014 through 2015.

5. **Related-Party Transactions**

    Cash and cash equivalents as of December 31, 2016 includes cash on deposit with the Parent of approximately $5.5 million and $150.3 million invested in a money market mutual fund with BlackRock, an affiliate of PNC. This investment is carried at fair value.

    The Company also utilizes the Retail Trading Desk services of PNCCM to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company. As of December 31, 2016, the Company had a payable to PNCCM of approximately $542,000 which is reflected in payables to affiliates on the consolidated statement of financial condition.

    The Company participates in the PNC single employer pension plans as described in Note 6. The Company had a payable due to PNC for its required contribution of $36.5 million at December 31, 2016, which is reflected in accrued salary and benefits on the consolidated statement of financial condition.

    The Company also had a payable due to PNC for post-retirement benefits of $0.9 million which is reflected in accrued salary and benefits on the consolidated statement of financial condition.

6. **Employee Benefit Plans**

    The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN 25-1435979), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate.

PNC maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified plans are unfunded as of December 31, 2016.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. Postretirement benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to Company's plan participants. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension and Postretirement Benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2016, assets of the PNC qualified defined benefit pension plan were $4.6 billion and the projected benefit obligation was $4.5 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC and the Parent made a voluntary contribution totaling $250 million to the pension plan in December 2016. Notwithstanding this contribution, PNC's required contribution for 2016 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company. Company contributions to the ISP were approximately $4.2 million for the twelve months ended December 31, 2016.

7.   Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar-denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 39 million at December 31, 2016. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 40 million shares at December 31, 2016.

Certain employees of the Company receive options and awards under the PNC Incentive Plans. Grants of stock options and restricted stock units were made in the form of a capital contribution by PNC to the Company.

Nonqualified Stock Options

PNC did not grant any stock options in 2016. Previously, options were granted at exercise prices not less than the market value of a share of common stock on the grant date. Generally, options become exercisable in installments after the grant date. No option can be exercised after 10 years from its grant date. Payment of the option exercise price may be in cash or by surrendering shares of common stock at market value on the exercise date. The exercise price may also be paid by using previously owned shares.

The following tables and related information summarize the various stock option and award activity for employees of the Company for 2016.

Stock Option Rollforward Table

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2016	3,344	$65.60		
Exercised	(3,344)	65.60		
Outstanding at December 31, 2016	0	$0.00	0	$0
Vested and exercisable, December 31	0	$0.00	0	$0

During 2016, the Company's employees exercised 3,344 stock options with all related shares issued by PNC from treasury shares of PNC common stock.

Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards
The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant with a reduction for estimated forfeitures. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals. Additionally, certain incentive/performance unit awards require subsequent adjustment to their current market value due to certain discretionary risk review triggers.

The weighted-average grant-date fair value of incentive/performance unit awards and restricted share/restricted share unit awards granted in 2016 was $78.69 per share.

Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Incentive/ Performance Units	Weighted-Average Grant Date Fair Value	Nonvested Restricted Share/ Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2015	4,099	$87.31	96,040	$79.05
Granted	2,878	78.17	27,805	78.74
Vested/Released	(1,178)	86.50	(33,823)	66.18
Forfeited			(1,510)	85.79
December 31, 2016	5,799	$82.94	88,512	$83.76

In the preceding table, the units and related weighted-average grant date fair value of the incentive/performance unit awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

8.   **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. As of December 31, 2016, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $173,100, which is included in other liabilities on the consolidated statement of financial condition.

When the Company is able to do so, the Company also determines estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings ("Disclosed Matters," which are those matters disclosed in this Note). For Disclosed Matters, where the Company is able to estimate such possible losses or ranges of possible losses, as of December 31, 2016, the Company estimates that it is reasonably possible that it could incur losses in an aggregate amount of up to approximately $5.7 million. The estimates included in this amount are based on the Company's analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained, the Company may change its estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of the Company's exposure to matters not disclosed.

In the Company's experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; the parties have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that it is reasonably possible we could incur. As a result, the Company may not always be able to estimate possible losses or ranges of possible losses for every matter that the Company discloses.

As a result of these types of factors, the Company is only able, at this time, to estimate the losses that it is reasonably possible that it could incur or ranges of such losses with respect to some of the matters disclosed, and the aggregate estimated amount provided above does not include an estimate for every Disclosed Matter. Therefore, as the estimated aggregate amount disclosed above does not include all of the Disclosed Matters, the amount disclosed above does not represent the Company's maximum reasonably possible loss exposure for all of the Disclosed Matters.

The Company includes in the descriptions of individual Disclosed Matters certain quantitative information related to the plaintiff's claim against the Company alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

On November 7, 2009, NatCity Investments, Inc. ("NatCity"), was merged into the Company. As a result, there are several lawsuits in which the Company is either a defendant or is responsible for any liability resulting from the prior operations of NatCity.

Fulton
In 2009, Fulton Financial Advisors, N.A. filed lawsuits against PNCCM and NatCity (now the Company) in the Court of Common Pleas of Lancaster County, Pennsylvania, arising out of Fulton's purchase of auction rate certificates (ARCs) through NatCity (*Fulton Financial Advisors, N.A. v. NatCity Investments, Inc.* (Case No. 5:09-cv-04855)). The lawsuits allege violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that PNC and NatCity knew or should have known of the increasing threat of the ARC market becoming illiquid; and that NatCity did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through NatCity for a price of more than $175 million. In the complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

NatCity removed the case against it to the United States District Court for the Eastern District of Pennsylvania and in November 2009 filed a motion to dismiss the complaint. In October 2013, the court granted the motion to dismiss with respect to claims under the Pennsylvania Securities Act and for negligent misrepresentation, common law fraud, and aiding and abetting common law fraud and denied the motion with respect to claims for negligence and breach of fiduciary duty. Fulton filed an amended complaint in December 2013, reasserting its negligence and breach of fiduciary duty claims and adding a new claim under the Pennsylvania Securities Act. In February 2014, Fulton and NatCity each filed a motion for summary judgment. In January 2017, the court granted NatCity's motion with respect to Fulton's claims under the Pennsylvania Securities Act, and denied it with respect to Fulton's claims for breach of fiduciary duty and negligence. The court also denied Fulton's motion.

Bremen
The Company and PNC Bank are defendants in a lawsuit brought by a customer of the Company in the Court of Common Pleas of Chester County, Pennsylvania (Bremen v. PNC Bank and PNC Investments and David Deblasio (Case No. 08-00824)). The customer alleges that approximately $112,000 of his funds were misappropriated by a former Company representative. The case went to trial in March 2014, and in June 2015, the Court entered a verdict in favor of the plaintiff and against PNC Bank in the amount of $43,500, plus interest. The judge did not issue an opinion in support of his verdict. Both Plaintiff and the Company have filed appeals, which are currently pending before the Superior Court. The Superior Court held oral argument on January 25, 2016, and we are awaiting the Court's decision.

Joann Ross
The Company is a Respondent in a FINRA arbitration filed by Joann Ross in August of 2016 (*Joann Ross v. PNC Investments, LLC* (FINRA Case No. 16-02420). The customer alleges that she was inappropriately recommended a series of annuities not suitable for her investment needs and desires. Ms. Ross alleges that as a result of these annuity purchases, she has suffered losses in excess of $5 million. The Company is in the process of responding to Ms. Ross' Statement of Claim and intends to defend the claims.

Regulatory and Governmental Matters

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business. Over the last few years, the Company has experienced an increase in regulatory and governmental investigations, audits and other inquiries. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

Other

In addition to the matters described above, the Company and persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company does not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Company's financial position. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

9. **Clearing Arrangement**

During 2010, the Company signed a clearing agreement with National Financial Services LLC ("NFS" or "Clearing Agent"). The services include, but are not limited to the following:

- executing customer trades;
- generating, preparing, and mailing of customer trade confirmations and account statements;
- settling transactions in securities between the Company and other brokers and dealers;
- performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

Typically, the Clearing Agent settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agent for any loss, liability, cost, or expense incurred by the Clearing Agent as a result of the failure of any customer of the Company introduced to the Clearing Agent to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2016, there were no significant liabilities payable to NFS related to customer activities.

As of December 31, 2016, the Company had recorded a revenue receivable from the Clearing Agent of approximately $5.4 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition. When applicable, receivables are settled in cash in the subsequent month, and as noted, activity is recorded on a trade date basis.

As part of the contract, NFS agreed to provide the Company with $30 million ("Conversion Credit") to assist the Company with conversion and operational expenses incurred by the Company related to the conversion to the NFS clearing platform of accounts previously serviced by three other clearing firms,

namely: J.J.B. Hilliard, W.L. Lyons Inc.; Pershing LLC, and First Clearing, LLC. During 2011, the Company completed the conversion to NFS from the previous three clearing agents. As of December 31, 2016, the Company had $4.7 million in deferred conversion and business development credits on the consolidated statement of financial condition.

Although the Company does not have any intention at this point to terminate the clearing agreement with NFS prior to the expiration date, there is a significant termination penalty if the company were to do so ($40 million at December 31, 2016). This penalty amortizes to zero as of January 19, 2023.

10.   **Property, Equipment and Leasing Arrangements**

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

Property and equipment at December 31, 2016, consisted of:

(in thousands of dollars)

Leasehold and other improvements	$446
Furniture	6,698
Equipment	7,545
Software	22,757
Jobs in process	1,908
Total cost	39,354
Less: Accumulated depreciation	26,470
Net property and equipment	$12,884

Leasing Arrangements
The Company leases certain facilities and various types of equipment under noncancelable leases.

11.   **Subsequent Events**

Based upon our review, it was determined that no significant subsequent events have occurred through the date of issuance (February 28, 2017) that would require additional disclosures in these notes to the consolidated financial statements at December 31, 2016.